File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

06 July 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, D
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Severn Trent Plc
6 July 2004

Severn Trent Plc announces today that Sir John Egan is to succeed David Arculus as Chairman of Severn Trent Plc from 1 January 2005.

Sir John Egan, who has recently stepped down as President of the Confederation of British Industry, will join the Severn Trent Plc Board on 1 October 2004 as a non-executive director.

Mr Arculus said: "*I am delighted to be handing over to Sir John. He is one of Britain's leading industrialists and has strong links to the Midlands.*

"I am sure his vast experience, particularly in regulation, will be of great benefit to Severn Trent in ensuring our continued development as the UK's leading integrated environmental services business."

Sir John said: "*I am looking forward to joining Severn Trent which I regard as one of the best managed companies in the utility sector with a strong commitment to corporate responsibility and sound financial management.*"

Severn Trent Plc also announced today that its senior non-executive director, Martin Flower, is to become deputy chairman from 1 August 2004.

Mr Arculus said: "*I am grateful to Martin for agreeing to take on this role to ensure continuity on the Board and support for our new management team.*"

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Julian Wais
Head of Investor Relations
Severn Trent Plc
0121 722 4310

Simon Holberton
Brunswick Group Ltd
0207 396 5347

Footnotes:

1 Severn Trent Plc announced on 5 May 2004 that David Arculus would be standing down as Chairman at the end of December 2004. He will become Chairman of MM02 on 28 July 2004.

2 Sir John Egan is currently Chairman of Inchcape plc and recently stepped down as President of the Confederation of British Industry.

From 1968 to 1990, Sir John developed a successful career in the automotive industry, working for General Motors and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He retired from Jaguar and was appointed to the board of directors of BAA plc on 15 June 1990, taking up the position of Chief Executive on 1 September 1990 which he held until 1 October 1999.

Sir John was also Chairman of the Construction Task Force. Their report "Rethinking Construction" was commissioned by the Deputy Prime Minister, John Prescott, and was published in July 1998. The Task Force was set up to examine the scope for improving quality and efficiency in UK construction.

Sir John was born in 1939, and is married with two children. He was educated at Bablake School, Coventry and London University where he graduated in Petroleum Engineering. After working as a petroleum engineer 1962-1966 he studied at the London Business School, obtaining an MSc in Business Studies in 1968.

Sir John was knighted in the Queen's Birthday Honour List in June 1986 and is a deputy lieutenant of the County of Warwickshire.

3 Martin Flower joined the Board of Severn Trent Plc in June 1996 and is the senior independent non-executive Director. At the end of May 2004 he retired as Chairman of Coats Ltd, where he had previously been Group Chief Executive.